

November 25, 2020

Henrik Fisker
Chief Executive Officer
Fisker Inc.
1888 Rosecrans Avenue
Manhattan Beach, CA 90266

> **Re: Fisker Inc.**
> **Registration Statement on Form S-1**
> **Filed November 9, 2020**
> **File No. 333-249981**

Dear Mr. Fisker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 9, 2020

General

1. We note that your registration statement covers the issuance by you of up to 19,474,454 shares of common stock that are issuable upon the exercise of warrants originally issued to Magna International Inc. in a private placement. In general, please note that a transaction that commenced privately cannot be converted to a registered offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell Zuklie, Esq.